Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESIGNATION OF SUPERVISOR

China Life Insurance Company Limited (the “Company”) announces that due to adjustment of work arrangements, Mr. Li Guodong has, on 2 January 2018, tendered his resignation as an Employee Representative Supervisor of the Company. The resignation took effect on the same day.

Mr. Li Guodong has confirmed that he has no disagreement with the Supervisory Committee of the Company and there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Supervisory Committee and the management of the Company would like to express their gratitude to Mr. Li Guodong for his contribution to the Company during his tenure of service.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 3 January 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie